                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH 2001



                              INTRAWEST CORPORATION
                               (Registrant's name)

           SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

The 18% increase in nine-month income from continuing operations reflects the competitive strength of our resorts and offers further evidence of the power of our village-centered business model. We are in a very strong position with our core operations and real estate businesses, and the success of our newer businesses, such as Club Intrawest and Resort Reservations, gives us confidence that we can sustain this rate of growth.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Income from continuing operations for the third quarter ended March 31, 2001 increased to $50.1 million, or $1.15 per share, from $47.7 million, or $1.10 per share for the quarter ended March 31, 2000. Revenue for the quarter increased to $339.0 million from $306.0 million for the third quarter of 2000. Total Company EBITDA for the period increased 21% to $107.0 million from $88.7 million in the same period in 2000. Income from continuing operations for the nine months ended March 31, 2001 was 18% higher at $57.6 million, or $1.32 per share, compared with $48.8 million, or $1.13 per share last year. During this period revenue increased 17% to $675.9 million and Total Company EBITDA increased 24% to $157.3 million.

Further information on the Company's operating results is contained in Management's Discussion and Analysis below.

LATEST COMPANY DEVELOPMENTS

The success this season of our central reservations business, Resort Reservations, has attracted the attention of other travel industry players who want to access our capability. We recently launched Vancouver.com, a city destination resort. By working closely with the convention visitors' bureau, the results of this launch have significantly surpassed the Company's initial expectations. Over the next several months Resort Reservations expects to be launching an additional three destinations.

To date we have not seen any evidence that the economy is slowing down real estate sales. On the contrary, the strong demographics of the baby boomers combined with the limited supply of product at our resorts continue to drive this business in a very positive way. Contracted pre-sales due to close in fiscal 2002 now amount to approximately 70% of analysts' consensus estimates for real estate revenue in that year, excluding the vacation ownership business. This level of pre-sales is an all-time high.

DIVIDENDS

On May 14, 2001, the Board of Directors of the Company declared a dividend of Cdn.$0.08 per common share payable on July 25, 2001, to shareholders of record on July 11, 2001.

NRP SHARES

No NRP shares have been purchased under the current issuer bid which terminates on January 9, 2002. A quarterly redemption will not be made on July 1, 2001, since the funds available for distribution are below the threshold of Cdn.$2 million.

OUTLOOK

The Company's performance this year extends its record of solid financial results and innovation. Our village-centered business model, one of the most innovative concepts in the leisure industry in the past 20 years, continues to build significant competitive advantages for us. Many of our resorts are still in the early stages of evolution and will reap benefits for years to come. Other innovations which the Company has introduced such as the real estate pre-sale launch system, pure point-based interval ownership, and one-stop central reservations, continue to evolve into successful businesses. As the Company transitions from the heavy capital investments of the last five years to significant free cash flow from its core businesses in the next five years we can both support the growth of these new businesses as well as pay down debt - a powerful combination to drive shareholder value.

On behalf of the board,

/s/Joe S. Houssian
------------------
Joe S. Houssian
Chairman, President and Chief Executive Officer May 14, 2001


/s/Daniel O. Jarvis
-------------------
Daniel O. Jarvis
Executive Vice President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in the Company's June 30, 2000 annual report.

THREE MONTHS ENDED MARCH 31, 2001 (THE "2001 QUARTER") COMPARED WITH THREE MONTHS ENDED MARCH 31, 2000 (THE "2000 QUARTER")
REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operations revenue was $267.9 million in the 2001 quarter, 12% higher than the $238.2 million in the 2000 quarter. Revenue from the mountain resorts increased 13% from $224.9 million to $254.7 million. Skier visits increased 7% from 4,054,000 to 4,322,000. A number of factors contributed to this growth, including:

o The addition of approximately 3,200 new beds across the Company's resorts after the 2000 third quarter.

o A return to more normal early January holiday travel patterns compared with the Y2K-impacted travel patterns last year.

o A 23% increase in the number of season passes and frequency cards sold during the year from 153,000 to 188,000.

o Positive weather conditions in the East that resulted in a 13% increase in skier visits across the Company's six eastern resorts.

Revenue per skier visit across all the resorts increased 5% from $51.27 to $53.66, with larger increases at the destination-oriented resorts being partially offset by lower increases or declines at the regionally oriented resorts. The regional resorts had a larger number of local guests who typically generate lower revenue per visit since they spend less on non-ticket items. Revenue from the Company's non-skier visit related businesses (Alpine, the Breeze/Max retail chain and Resort Reservations) increased a combined 34% to $22.8 million in the 2001 quarter compared with the 2000 quarter.

Revenue from the warm-weather resorts was $13.2 million in the 2001 quarter, down marginally from $13.3 million in the 2000 quarter. Revenue at Sandestin was 22% higher due to a 28% increase in occupied room nights while revenue at Raven decreased 4% due primarily to wetter than normal weather. Revenue at Swaneset was $0.4 million compared with $2.1 million last year. Swaneset's revenue for the 2000 quarter included nine months of operations because, although the acquisition of the business was completed in the third quarter of 2000, the acquisition was effective from the beginning of the fiscal year.

The composition of ski and resort operations revenue was as follows:


                              2001 Quarter   2000 Quarter     Increase   Change
                                                             (Decrease)
                                 (millions)     (millions)   (millions)
                              --------------------------------------------------
Mountain operations                $ 129.2        $ 118.4       $ 10.8       9%
Retail and rental                     46.1           38.6          7.5      19%
Food and beverage                     31.7           28.9          2.8      10%
Lodging and property management       27.5           20.7          6.8      33%
Ski school                            19.5           16.9          2.6      15%
Golf                                   6.3            7.3         (1.0)    (14%)
Other                                  7.6            7.4          0.2       3%
                              --------------------------------------------------
                                   $ 267.9        $ 238.2       $ 29.7      12%
                              ==================================================

o The 9% increase in mountain operations revenue reflects the 7% increase in skier visits and a 1% increase in average ticket prices.

o The 19% increase in retail and rental revenue was due to higher rental revenue at the destination-oriented resorts and at the Breeze/Max stores and the opening of new stores in Copper's newly completed village.

o The 10% increase in food and beverage revenue was due to the 7% increase in skier visits and a 4% increase in average spending per skier visit.

o The 33% increase in lodging and property management revenue was due to a 19% increase in occupied room nights across the resorts and a 9% increase in the average daily rate. The increase in room nights reflects the 3,200 new beds delivered for this season. Lodging revenue also includes revenue from the Company's central reservations business, Resort Reservations, which increased 32%.

o The 15% increase in ski school revenue was due to a higher number of lessons at all of the Company's resorts, including more higher-priced private lessons.

o As discussed above, the decline in golf revenue reflects the impact of the acquisition of Swaneset in the third quarter of 2000. Golf revenue at Sandestin and Raven increased a combined 20%.

Ski and resort operations expenses were $174.7 million in the 2001 quarter, 9% higher than the 2000 quarter. Mountain operations expenses, which are substantially fixed costs relative to skier visits, decreased 2%, however this was offset by variable cost increases, due to the increase in skier visits, in the other businesses. EBITDA from ski and resort operations was $93.2 million, up 19% from $78.3 million in the 2000 quarter. The EBITDA margin improved from 32.9% to 34.8%.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate increased 22% to $65.5 million in the 2001 quarter from $53.7 million in the 2000 quarter. A total of 171 units were closed in the 2001 quarter compared with 160 units in the 2000 quarter. The average price per unit increased 15% reflecting unit type and resort mix as well as price escalation. Operating profit from real estate sales increased to $12.0 million from $9.1 million and the margin on sales improved to 18.3% from 17.0%. Relatively more higher-margin townhomes were sold in the 2001 quarter than in the 2000 quarter.

The real estate results also reflect a strong third quarter from the Company's vacation ownership business, with revenue of $13.2 million compared with $11.1 million in the 2000 quarter.

REVIEW OF CORPORATE OPERATIONS

Interest and other income for the 2001 quarter was $1.3 million compared with $10.4 million in the 2000 quarter. During the 2000 quarter the Company sold its investment in a property management business in Whistler/Blackcomb and recorded a gain of $5.8 million.

Interest expense was $10.0 million in the 2001 quarter, up from $6.9 million in the 2000 quarter. The increase was due mainly to interest on borrowings to fund $91.4 million of ski and resort operations capital expenditures since the 2000 quarter. These capital expenditures were also responsible for the increase in depreciation and amortization expense to $26.7 million in the 2001 quarter from $23.6 million in the 2000 quarter.

NINE MONTHS ENDED MARCH 31, 2001 (THE"2001 PERIOD") COMPARED WITH
NINE MONTHS ENDED MARCH 31, 2000 (THE "2000 PERIOD")

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operations revenue was $425.4 million in the 2001 period, 14% higher than the $374.5 million in the 2000 period. Revenue from the mountain resorts increased from $337.2 million to $385.7 million. Since approximately two-thirds of this revenue for each year was generated during the third quarter, most of the explanations above in the comparison of the three months ended March 31, 2001 versus March 31, 2000 apply to the nine months results. In addition $18.4 million more revenue was generated by the mountain resorts during the first two quarters of fiscal 2001 compared with fiscal 2000. Revenue for the first quarter increased 16% as all resorts experienced strong summer results except for Mountain Creek, Blue Mountain and Mont Ste. Marie, which were impacted by the coldest, wettest summer in over 20 years. Excellent early season ski conditions, the increased bed base and the absence of the Y2K travel slowdown resulted in a 19% increase in mountain resort revenue in the second quarter.

Revenue from the warm-weather resorts increased 6% to $39.7 million in the 2001 period from $37.3 million in the 2000 period. Revenue from Sandestin and Swaneset both increased 11% on higher volume while revenue from Raven was down 9% due mainly to unusually cold and wet weather in the second and third quarters.

These revenue increases, combined with effective cost control, led to an increase in EBITDA from ski and resort operations of 26% to $110.5 million in the 2001 period from $87.7 million in the 2000 period. The margin on sales was 26.0% in the 2001 period compared with 23.4% in the 2000 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate increased 32% to $240.0 million in the 2001 period from $181.9 million in the 2000 period. A total of 783 units were closed in the 2001 period compared with 668 units in the 2000 period. The average sales price per unit increased 13% reflecting unit type and resort mix as well as price escalation. The Resort Club generated $29.1 million of the real estate revenue for the 2001 period, 30% more than its revenue for the 2000 period.

Operating profit from real estate sales increased to $38.8 million from $32.8 million. The margin on sales was 16.2% in the 2001 period versus 18.0% in the 2000 period. The lower margin in the 2001 period reflects the mix of units (relatively more condo-hotel units and relatively less townhome units closed in the 2001 period) and the relative weighting of closings from the less mature resort villages.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $2.8 million in the 2001 period compared with $13.4 million in the 2000 period due to the sale last year of the Company's property management business in Whistler/Blackcomb for a gain of $5.8 million and to higher fee and miscellaneous income. Interest expense and depreciation and amortization expense increased 32% and 13%, respectively, in the 2001 period mainly because of the capital expenditures at the resorts during the past two fiscal years. Corporate general and administrative expense was $7.0 million for the 2001 period compared with $5.4 million for the 2000 period due primarily to increased information technology costs as the Company has moved to increasingly centralize this function.

The income tax rate was 11.5% for the 2001 period compared with 19.6% for the 2000 period. The income tax expense for the 2001 period included a non-cash income tax recovery of $5.2 million related to a reduction in the recorded amount of the Company's future income tax liabilities due the tax rate reductions announced in the October 2000 Canadian federal budget.

LIQUIDITY AND CAPITAL RESOURCES

The major sources and uses of cash in the three and nine months ended March 31, 2001 and March 31, 2000 were as follows:


                                                                       Three Months         Nine Months
                                                                     Ended March 31      Ended March 31
                                                                       2001    2000       2001     2000
                                                                     -----------------------------------
                                                                        (millions)         (millions)
Cash flow from continuing operations                                 $ 82.4  $ 76.3   $  102.7   $ 93.2
Working capital for real estate developed for sale                    (15.5)    5.6      (47.4)   (40.3)
Expenditures on acquisitions                                             -    (18.9)      (4.3)   (18.9)
Expenditures on resort operations improvements                        (20.1)  (26.6)     (76.1)  (103.2)
                                                                     -----------------------------------
                                                                       46.8    36.4      (25.1)   (69.2)
Increase (reduction) in payables and other net receipts                 9.9     9.8      (29.8)    15.8
                                                                     -----------------------------------
Net cash flows before non-construction financing                       56.7    46.2      (54.9)   (53.4)
Net financing inflows (repayments) excluding construction financing   (31.3)  (14.4)      68.6     78.2
                                                                     -----------------------------------
Increase in cash                                                     $ 25.4  $ 31.8    $  13.7   $ 24.8
                                                                     -----------------------------------
Net new investment in real estate developed for sale                 $(53.9) $(17.2)   $(136.5)  $(90.4)
Less: net proceeds from construction financing                         38.4    22.8       89.1     50.1
                                                                     -----------------------------------
Working capital for real estate developed for sale                   $(15.5) $  5.6    $ (47.4)  $(40.3)
                                                                     -----------------------------------

Cash flow from continuing operations generated $82.4 million of cash in the three months ended March 31, 2001, up from $76.3 million in the same period last year. For the nine-month period cash flow from continuing operations was $102.7 million compared with $93.2 million. The components of, and changes in, cash flow from continuing operations have been discussed earlier in the review of operations.

Real estate developed for sale (net of proceeds from construction financing) used $15.5 million of cash in the third quarter of 2001 compared with a recovery of $5.6 million in the third quarter last year. The increase in use of cash reflects the increased number of units under construction. During the nine-month period real estate development used $47.4 million cash, up from $40.3 million in the nine months last year. The real estate development business has been a user of cash due to expenditures on up-front infrastructure costs and the ramp-up of building construction at all of the resorts that have been acquired over the past five years. The Company expects working capital for real estate development to generate cash starting in 2002 as infrastructure spending begins to decline and the production of units levels off.

Two years ago the Company announced that it planned to spend less on acquisitions and capital improvements at its resorts and focus on increasing returns from existing assets. As a result $80.4 million was spent on these items in the nine months ended March 31, 2001 ($20.1 million in the third quarter) compared with $122.1 million last year ($45.5 million in the third quarter). The Company expects to spend approximately $20 million on capital improvements in the final quarter of fiscal 2001, for an annual total of about $100 million, a decrease of $37 million from fiscal 2000. This downward trend in spending on acquisitions and capital improvements is expected to continue in fiscal 2002 and 2003.

During the nine months ended March 31, 2001, $29.8 million of cash was used to reduce payables net of miscellaneous receipts. In the same period last year payables increased significantly resulting in positive inflow of $15.8 million.

In summary, the Company generated total net cash flow of $56.7 million in the third quarter of 2001 of which $31.3 million was used to repay debt. This compares with net cash flow of $46.2 million in the third quarter last year of which $14.4 million was used to repay debt. The third quarter has typically been the largest quarter of positive cash flow because of the seasonality of the mountain resort operations. During the third quarter of 2001 the Company also issued $125 million of 10.5% debentures due in 2010, the proceeds of which were substantially used to repay other debt. For the nine months the Company used total cash flow of $54.9 million, which was funded by borrowings of $68.6 million.

The statements which are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                Three months ended              Nine months ended
                                                          March 31                       March 31
--------------------------------------------------------------------------------------------------
                                                2001          2000           2001            2000
--------------------------------------------------------------------------------------------------
                                 (in thousands of US dollars, except per share amounts)(unaudited)
REVENUE:

  Ski and resort operations                 $267,932      $238,210       $425,409        $374,501
  Real estate sales                           65,508        53,732        239,969         181,870
  Rental properties                            2,490         1,902          5,913           4,961
  Interest and other income                    1,269        10,446          2,816          13,447
  Income from equity accounted investment      1,814         1,700          1,814           1,700
--------------------------------------------------------------------------------------------------
                                             339,013       305,990        675,921         576,479
EXPENSES:
  Ski and resort operations                  174,688       159,878        314,904         286,841
  Real estate costs                           53,550        44,598        201,162         149,076
  Rental properties                            1,106           956          2,911           2,442
  Interest                                    10,028         6,903         31,655          24,012
  Depreciation and amortization               26,725        23,599         43,710          38,522
  General and administrative                   2,725         2,459          6,975           5,443
--------------------------------------------------------------------------------------------------
                                             268,822       238,393        601,317         506,336
--------------------------------------------------------------------------------------------------
Income before undernoted                      70,191        67,597         74,604          70,143
Provision for income taxes                    12,670        13,224          8,568          13,747
--------------------------------------------------------------------------------------------------
Income before non-controlling interest
  and discontinued operations                 57,521        54,373         66,036          56,396
Non-controlling interest                       7,456         6,706          8,485           7,637
--------------------------------------------------------------------------------------------------
Income from continuing operations             50,065        47,667         57,551          48,759
Results of discontinued operations              (130)          467            (43)            535
--------------------------------------------------------------------------------------------------
Income for the period                       $ 49,935      $ 48,134       $ 57,508        $ 49,294
--------------------------------------------------------------------------------------------------
Income per common share:
  Income from continuing operations         $   1.15      $   1.10       $   1.32        $   1.13
  Net income                                $   1.15      $   1.10       $   1.32        $   1.13
--------------------------------------------------------------------------------------------------
Weighted average number of
  common shares outstanding (in thousands)    43,721        43,381         43,590          43,333
--------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

As at March 31
(in thousands of US dollars) (unaudited)
-------------------------------------------------------------------------------
                                                         2001              2000
-------------------------------------------------------------------------------
ASSETS
Current assets:

  Cash and cash equivalents                        $   92,718        $  107,241
  Amounts receivable                                   56,564            58,871
  Other assets                                         84,111            64,522
  Properties:
   Resort                                             330,811           270,091
   Discontinued operations                                 77                --
Future income taxes                                     4,528                --
-------------------------------------------------------------------------------
                                                      568,809           500,725
Ski and resort operations                             808,818           768,789
Properties:
  Resort                                              370,757           301,437
  Discontinued operations                               8,548            10,311
Amounts receivable                                     39,936            48,007
Other assets                                           80,780            66,579
Goodwill                                               20,077            17,988
-------------------------------------------------------------------------------
                                                   $1,897,725        $1,713,836
-------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable                                  $  125,327        $  143,333
  Deferred revenue                                     73,684            60,976
  Bank and other indebtedness, current portion:
    Resort                                            218,133           134,025
    Discontinued operations                                79               550
-------------------------------------------------------------------------------
                                                      417,223           338,884
Bank and other indebtedness:
  Resort                                              770,327           718,564
  Discontinued operations                               3,691             4,025
Due to joint venture partners                          11,517            13,443
Deferred revenue                                        3,811            34,854
Future income taxes                                    86,411                --
Deferred income taxes                                      --             3,513
Non-controlling interest in subsidiaries               35,361            29,551
-------------------------------------------------------------------------------
                                                    1,328,341         1,142,834
Shareholders' equity:
  Capital stock                                       412,472           423,740
  Retained earnings                                   187,138           183,179
  Foreign currency translation adjustment             (30,226)          (35,917)
-------------------------------------------------------------------------------
                                                      569,384           571,002
-------------------------------------------------------------------------------
                                                   $1,897,725        $1,713,836
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                Three months ended           Nine months ended
                                                          March 31                    March 31
-----------------------------------------------------------------------------------------------
                                                 2001         2000            2001        2000
-----------------------------------------------------------------------------------------------
                                                       (in thousands of US dollars)(unaudited)
Retained earnings, beginning of period       $137,203     $135,045        $131,953    $136,288
Income for the period                          49,935       48,134          57,508      49,294
Dividends                                          --           --          (2,323)     (2,403)
-----------------------------------------------------------------------------------------------
Retained earnings, end of period             $187,138     $183,179        $187,138    $183,179
-----------------------------------------------------------------------------------------------

INFORMATION ON COMMON SHARES

As at March 31, 2001
Authorized
200,000,000 without par value
--------------------------------------------------------------------------------
                                                Number of
                                             common shares                Amount
--------------------------------------------------------------------------------
                                                                   (in thousands
                                                                  of US dollars)
                                                                     (unaudited)
Issued

March 31, 2001                               43,765,294              $ 398,514
Stock options outstanding                     3,356,600

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Three months ended              Nine months ended
                                                                            March 31                       March 31
--------------------------------------------------------------------------------------------------------------------
                                                                    2001        2000              2001         2000
--------------------------------------------------------------------------------------------------------------------
                                                                            (in thousands of US dollars)(unaudited)

CASH PROVIDED BY (USED FOR)
OPERATIONS:
  Income from continuing operations                             $ 50,065    $ 47,667          $  57,551   $  48,759
  Items not affecting cash:
    Depreciation and amortization                                 26,725      23,599             43,710      38,522
    Future income taxes                                               --          --             (5,276)         --
    Income from equity accounted investment                       (1,814)     (1,700)            (1,814)     (1,700)
    Non-controlling interest                                       7,456       6,706              8,485       7,637
--------------------------------------------------------------------------------------------------------------------
  Cash flow from continuing operations                            82,432      76,272            102,656      93,218
  Recovery of costs through real estate sales                     53,550      44,598            201,162     149,076
  Increase in amounts receivable, net                             (4,336)     (7,579)            (8,603)     (5,280)
  Acquisition and development of properties held for sale       (107,403)    (61,829)          (337,693)   (239,483)
  Changes in non-cash operating working capital                   20,060      24,484             (2,628)     34,120
--------------------------------------------------------------------------------------------------------------------
  Cash provided by (used for) continuing operating activities     44,303      75,946            (45,106)     31,651
  Cash provided by (used for) discontinued operations               (395)        463              3,965       7,807
--------------------------------------------------------------------------------------------------------------------
                                                                  43,908      76,409            (41,141)     39,458
FINANCING:
  Bank and other borrowings, net                                   7,099       8,463            157,703     128,318
  Issue of capital stock                                           1,106       1,335              2,541       1,465
  Redemption of non-resort preferred shares                       (1,673)     (7,240)            (3,788)    (15,945)
  Dividends paid                                                      --          --             (2,323)     (2,403)
  Distributions to non-controlling interests                          --      (1,302)            (1,283)     (1,302)
--------------------------------------------------------------------------------------------------------------------
                                                                   6,532       1,256            152,850     110,133
INVESTMENTS:
  Proceeds from (expenditures on) revenue-producing
   properties, net                                                    87       1,033)            (4,161)      3,442
  Expenditures on ski and resort operation assets, net           (20,092)    (26,620)           (76,074)   (103,246)
  Proceeds from (expenditures on) other assets, net               (5,006)        741            (13,423)     (6,098)
  Expenditures on business acquisitions,
   net of cash acquired                                               --     (18,905)            (4,318)    (18,905)
--------------------------------------------------------------------------------------------------------------------
                                                                 (25,011)    (45,817)           (97,976)   (124,807)
--------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                             25,429      31,848             13,733      24,784
Cash and cash equivalents, beginning of period                    67,289      75,393             78,985      82,457
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                       $  92,718    $107,241          $  92,718   $ 107,241
--------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
  Interest paid                                                $  23,794    $ 18,945          $  63,147   $  44,256
  Taxes paid                                                       1,461         828              4,346       1,203

NON-CASH FINANCING ACTIVITIES:
  Issue of capital stock                                       $      --    $     --          $      --   $   1,420
  Bank and other borrowings                                           --       5,709              2,092       5,709

NON-CASH INVESTING ACTIVITIES:
  Business acquisitions                                        $      --    $  5,709          $   2,092   $   5,709

SEGMENT DISCLOSURES

The following table presents the Company's results from continuing operations by reportable segment:


                                                Three months ended           Nine months ended
                                                          March 31                    March 31
-----------------------------------------------------------------------------------------------
                                                2001          2000         2001           2000
-----------------------------------------------------------------------------------------------
                                                       (in thousands of US dollars)(unaudited)

REVENUE FROM EXTERNAL CUSTOMERS
  Ski and resort                            $254,708      $224,932     $385,747       $337,155
  Real estate                                 67,997        55,634      245,881        186,831
  Warm-weather                                13,224        13,278       39,662         37,346
  Corporate and all other                      3,085        12,146        4,632         15,147
-----------------------------------------------------------------------------------------------
                                            $339,013      $305,990     $675,921       $576,479
-----------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE INTEREST,
  DEPRECIATION AND AMORTIZATION,
  AND INCOME TAXES
  Ski and resort                            $ 91,868      $ 77,232     $107,321       $ 84,440
  Real estate                                 13,340        10,080       41,807         35,313
  Warm-weather                                 1,376         1,100        3,184          3,220
  Corporate and all other                      3,085        12,146        4,632         15,147
-----------------------------------------------------------------------------------------------
                                             109,668       100,558      156,943        138,120
  Less

   Interest                                   10,028         6,903       31,655         24,012
   Depreciation and amortization              26,725        23,599       43,710         38,522
   General and administrative                  2,725         2,459        6,975          5,443
-----------------------------------------------------------------------------------------------
                                              39,478        32,961       82,340         67,977
-----------------------------------------------------------------------------------------------
                                            $ 70,191      $ 67,597     $ 74,604       $ 70,143
-----------------------------------------------------------------------------------------------

There have been no changes from the June 30, 2000 audited consolidated financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: May 30, 2001                          By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary